U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	{ X }
	Pre-Effective Amendment No.	1

	Post-Effective Amendment No. 	__

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 {X}
	Amendment No.			1
		----------
                         (Check appropriate box or boxes)
                             HUSSMAN INVESTMENT TRUST
                   (Exact Name of Registrant as Specified in Charter)

                           3525 Ellicott Mills Drive, Suite B
                             Ellicott City, Maryland  21043
                        (Address of Principal Executive Offices)
        Registrant's Telephone Number, including Area Code:  (410) 750-3900

                                   John F. Splain
                             Ultimus Fund Solutions, LLC
                            135 Merchant Street, Suite 230
                                Cincinnati, Ohio  45246
                        (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:	July 1, 2000

It is proposed that this filing will become effective
(check appropriate box):
/  /	immediately upon filing pursuant to paragraph (b)
/  /	on (date ) pursuant to paragraph (b)
/  /	60 days after filing pursuant to paragraph (a) (1)
/  /	on (date) pursuant to paragraph (a) (1)
/  /	75 days after filing pursuant to paragraph (a) (2)
/  /	on (date) pursuant to paragraph (a) (2) of Rule 485(b)

If appropriate, check the following box:

/  /	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

     The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

     This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A is being filed for the sole purpose of delaying the effective date for such Registration Statement. This Pre-Effective Amendment No. 1 incorporates by reference the information contained in Parts A, B and C of such Registration Statement, which was filed with the Commission on April 21, 2000 (accession number 0001012709-00-000397).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed below on its behalf by the undersigned, thereunto duly authorized, in the City of Ellicott City and State of Maryland, on the 3rd day of May, 2000.


HUSSMAN INVESTMENT TRUST

By:/s/ John P. Hussman
       John P.Hussman
       President

	Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature			Title		Date

/s/ John P. Hussman		Trustee and	May 3, 1999
    John P. Hussman		President



/s/ Mark J. Seger		Treasurer	May 3, 1999
    Mark J. Seger